Exhibit 99.1

Sierra Metals Provides Update on Its Yauricocha Mine in Peru

TORONTO--(BUSINESS WIRE)--September 22, 2022--Sierra Metals Inc. (TSX: SMT) (BVL or Bolsa de Valores de Lima: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) reports that a group of residents from the nearby town of Alis have illegally blocked the main access road to the Yauricocha Mine, operated by the Company’s subsidiary, Sociedad Minera Corona. Mine production continues to be suspended with activities limited to critical operations to ensure proper safety and maintenance.

Sierra Metals remains committed to the social development of its host communities and is working towards a peaceful and expeditious resolution of the situation. Representatives from the Company have taken part in constructive dialogue with the members of the group, including requests organized by the Peruvian government. As a road blockade is a matter of public concern, the Company has involved the local authorities for their mediation and assistance in resolving this matter.

The health, safety and wellbeing of all employees and contractors remains Sierra Metals’ top priority. The Company is taking all necessary precautions to safeguard its personnel and the mine infrastructure.

Due to the uncertainty of timing on the resolution of this dispute and the potential delay in the progressive restart of production at the Mine, 2022 production and financial guidance has been suspended.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com

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Forward-Looking Statements

This press release contains forward-looking information within the meaning of Canadian and United States securities legislation. Forward-looking information relates to future events or the anticipated performance of Sierra and reflect management's expectations or beliefs regarding such future events and anticipated performance based on an assumed set of economic conditions and courses of action. In certain cases, statements that contain forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur" or "be achieved" or the negative of these words or comparable terminology. By its very nature forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual performance of Sierra to be materially different from any anticipated performance expressed or implied by such forward-looking information. Such forward-looking information includes statements relating to the blockade and suspension of operations at the Yauricocha mine and the expected resolution thereof. There can be no assurance of when or on what basis the blockade can be resolved or the operational or financial impact on the Company. These matters may have a material adverse effect on the Company, its operations and financial results and condition.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 16, 2022 for its fiscal year ended December 31, 2021 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
+1(416) 366-7777